On January 25, 2011, the Board of Directors (the “Board”) of the Company, on behalf of the Frontegra Columbus Core Plus Fund and Frontegra Columbus Core Fund (the “Acquired Funds”), approved an Agreement and Plan of Reorganization (the “Plan”) pursuant to which the Acquired Funds would be reorganized with and into, respectively, the Scout Core Plus Bond Fund and Scout Core Bond Fund (f/k/a Scout Bond Fund) (the “Acquiring Funds”) (the “Reorganization”). The Acquiring Funds will have the same investment objectives and substantially similar policies, strategies and restrictions as the Acquired Funds. Scout Investments, Inc. (f/k/a Scout Investment Advisors, Inc.) (“SI”) is the investment adviser to the Acquiring Funds.

Additionally, the Board unanimously approved a new subadvisory agreement (the “New Agreement”) between the Company, on behalf of the Acquired Funds, and SI, subject to approval by shareholders of the Acquired Funds. SI, through its Reams Asset Management division, has served as the subadviser to the Acquired Funds under an interim subadvisory agreement (the “Interim Agreement”) since November 30, 2010, which was approved by the Board on November 15, 2010 pursuant to Rule 15a-4 of the Investment Company Act of 1940, as amended. The New Agreement will take effect upon expiration of the Interim Agreement if the Reorganization is not consummated.

The Plan and New Agreement require the approval of the shareholders of each Acquired Fund. Assuming shareholders of each Acquired Fund approve the Plan, the Reorganization is expected to close in April 2011.

In preparing the financial statements as of December 31, 2010, management considered the impact of subsequent events through the date of issuance for potential recognition or disclosure in these financial statements.